File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 27th., 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 27th., 2003

VITRO, S.A. DE C.V.
HOLDS GENERAL SHAREHOLDERS' MEETING

Garza Garcia, N.L., Mexico - March 27th, 2003 - Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) held today its General Ordinary Shareholders Meeting which approved the Company's 2002 financial results, elected the members of the Board of Directors and the Examiners for the year 2003, resolved to pay a cash dividend of Ps $0.36 (thirty six cents) per common share.

The cash dividend will be paid in April 21, 2003, in exchange of coupon # 62 from the item Cuenta de Utilidad Fiscal Neta (Net Tax Income Account), therefore, is not subject to a withholding tax pursuant to the current Mexican Income Tax Law.

In addition, in accordance with the latest modifications of the "Ley del Mercado de Valores" (Mexican Securities Exchanges Law), the General Ordinary Shareholders Meeting approved a Ps $2 billion reserve out of the account Utilidades Acumuladas (Accumulated Net Income) to use up to that amount during 2003 to purchase its own shares.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

(Media Relations - Monterrey): Albert Chico Smith Vitro S.A. de C.V. +(52) 81 8863-1335 achico@vitro.com	(Media - Mexico D.F.): Eduardo Cruz Vitro S.A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Investor Relations): Beatriz Martinez Vitro S.A. de C.V. +(52) 81-8863-1258 bemartinez@vitro.com	(US agency): Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com